082-35716

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

**Elizabeth A. Hennigan**
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

[redacted]

08005276

October 2, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549



Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of:

- An Immediate Report of a change in the securities of the Corporation, dated September 24, 2008;
- An Immediate Report regarding a change in the holdings of an interested person or senior officer (Maor Galia and Nahari Zeev), dated September 25, 2008;
- An Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation (Washington Mutual exposure), dated September 28, 2008;
- An Immediate Report regarding a change in the holdings of an interested person or senior officer (Malach Itzhak), dated September 28, 2008; and
- An Immediate Report on the transaction for the sale of shares in "Hot" to Netvision, dated October 2, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures



dw10/9

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116



# Translation of Immediate Report

**Bank Leumi le-Israel B.M.**
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

28 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

## Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Immediate Report

Further to reports published during the weekend regarding proceedings undertaken by the Federal authorities with regard to the Washington Mutual group, and the sale of its banking assets and liabilities to J.P. Morgan Chase, Bank Leumi le-Israel B.M. (the "Bank") reports that the Leumi Group's exposure to the Washington Mutual group is some US$ 50 million; such exposure being made up as follows:

- Some US$27 million in debentures issued by Washington Mutual Bank.
- Some US$23 million in debentures and credit derivatives (CDS) issued by the parent company, Washington Mutual, Inc.

At this early stage, it is difficult to estimate the scope of such damage as may be caused to the Leumi Group as a result of the said exposure.

Date and time at which the corporation first became aware of the event or matter:
26 September 2008.

---

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

# Summary Translation of Immediate Report

**Bank Leumi le-Israel B.M.**
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

28 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

## Immediate Report regarding a Change in the Holdings of an Interested Person or Senior Officer

Regulation 33(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

- Name of Corporation/Surname and First Name of Holder: Malach Itzhak
- Type of Identity Number: Israeli Identity Number.
- Identity Number: 007897036
- Type of Holder: Senior Officer who is not the CEO or a Director, and not an Interested Person by virtue of holdings.
- The Holder is not a representative of other joint shareholders for reporting purposes.
- Citizenship/Country of Incorporation or Registration: Private Individual with Israeli Citizenship.

**1**

- Registration number of security on the Tel Aviv Stock Exchange: 604611
- Name and Category of Security: Leumi Ordinary Shares.
- Nature of the Change: Increase in number of shares following a conversion of securities.
- Date of the change: 21 September 2008
- Rate of the Transaction: 1,060 Israeli Agorot
- The shares are not dormant or convertible into dormant shares.
- Balance (in number of securities) in the last report: 92,114
- Change in number of securities: 42,219
- Current balance (in number of securities): 134,333
- Holding following the change (share capital): 0.01%
- Holding following the change (voting rights): 0.01%
- Fully diluted holding following the change (share capital): 0.01%
- Fully diluted holding following the change (voting rights): 0.01%

**2**

- Registration number of security on the Tel Aviv Stock Exchange: 6040125

- Name and Category of Security: Leumi Option 01/06.
- Nature of the Change: Decrease in convertible securities following their conversion into shares or their redemption.
- Date of the change: 21 September 2008
- Rate of the Transaction: 1,060 Israeli Agorot
- The shares are not dormant or convertible into dormant shares.
- Balance (in number of securities) in the last report: 42,219
- Change in number of securities: -42,219
- Current balance (in number of securities): 0
- Holding following the change (share capital): 0%
- Holding following the change (voting rights): 0%
- Fully diluted holding following the change (share capital): 0%
- Fully diluted holding following the change (voting rights): 0%

Date and time at which the corporation first became aware of the event or matter: 28 September 2008 at 10:30.

---

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

# Translation of Immediate Report

**Bank Leumi le-Israel B.M.**
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 October 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

## Immediate Report

Nature of the Event: Transation for the Sale of Shares in "Hot" to Netvision

Further to the Immediate Reports of Bank Leumi le-Israel B.M (the "Bank") of 12 August 2008, 4 May 2008 and 17 April 2008, the Bank announces that as of 30 September 2008, the date set by the parties as the last date for the fulfillment of the conditions precedent for the completion of the purchase of shares in Hot – Communications Systems Ltd. ("Hot") held by the Bank (some 15% of the shares in Hot), the permits required by law for the completion of the transaction had not been received, and therefore the conditions precedent had not been fulfilled.

The Bank is examining the effects of non-fulfillment of the conditions precedent by the said date on the possibility of completing the transaction.

Date and time at which the corporation first became aware of the event or matter:
2 October 2008 at 09:00.

---

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

# Translation of Immediate Report

## Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

24 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

### Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 24 September 2008, there was a change in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
    1. Exercise of additional options of the Bank.

| Date of Change | Nature of Change | Type and Name of Security in relation to which the Change Occurred | Tel Aviv Stock Exchange Registration No. | Amount of the Change | Executed through the Stock Exchange Clearing House |
|---|---|---|---|---|---|
| 24 September 2008 | Exercise of Options | Leumi Options 01/06 | 6040125 | 1,279,800 | No |

2.a. Status of the Share Capital of the Corporation following the Changes:

| Name and Type of Share | Tel Aviv Stock Exchange Registration No. | Number of Shares in the Registered Capital | Issued and Paid Up Share Capital | |
|---|---|---|---|---|
| | | | Amount in Previous Report | Current Amount |
| Leumi | 604611 | 1,715,000,000 | 1,471,380,802 | 1,472,660,602 |

b. Status of Other Securities of the Corporation:

| Security Registration No. | Name of the Security | Amount in the Previous Report | Current Amount | Traded on the Stock Exchange |
|---|---|---|---|---|
| 6040075 | Leumi Subordinated Capital Notes (Series A) | 213,676,322 | 213,676,322 | Yes |
| 6040091 | Leumi Special Capital Notes | 321,900,000 | 321,900,000 | No |
| 6040125 | Leumi Options 01/06 | 26,282,789 | 25,002,989 | No |
| 6040133 | Leumi A – Commercial Paper | 400,750,000 | 400,750,000 | No |
| - | Leumi A – Commercial Paper | 77,010,000 | 77,010,000 | No |

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

## Summary Translation of Immediate Reports


**Bank Leumi le-Israel B.M.**
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il


25 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

### Immediate Report regarding a Change in the Holdings of an Interested Person or Senior Officer

Regulation 33(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

### Immediate Report No. 1

- Name of Corporation/Surname and First Name of Holder: Maor Galia
- Type of Identity Number: Israeli Identity Number.
- Identity Number: 001154780
- Type of Holder: CEO or Director
- The Holder is not a representative of other joint shareholders for reporting purposes.
- Citizenship/Country of Incorporation or Registration: Private Individual with Israeli Citizenship.

**1**

- Registration number of security on the Tel Aviv Stock Exchange: 604611
- Name and Category of Security: Leumi Ordinary Shares.
- Nature of the Change: Increase in number of shares following a conversion of securities.
- Date of the change: 25 September 2008
- Rate of the Transaction: 1,060 Israeli Agorot
- The shares are not dormant or convertible into dormant shares.
- Balance (in number of securities) in the last report: 212,658
- Change in number of securities: 78,330
- Current balance (in number of securities): 290,988
- Holding following the change (share capital): 0.02%
- Holding following the change (voting rights): 0.02%
- Fully diluted holding following the change (share capital): 0.02%
- Fully diluted holding following the change (voting rights): 0.02%

**2**

- Registration number of security on the Tel Aviv Stock Exchange: 6040125
- Name and Category of Security: Leumi Option 01/06.
- Nature of the Change: Decrease in convertible securities following their conversion into shares or their redemption.
- Date of the change: 25 September 2008
- Rate of the Transaction: 1,060 Israeli Agorot
- The shares are not dormant or convertible into dormant shares.
- Balance (in number of securities) in the last report: 78,330
- Change in number of securities: -78,330
- Current balance (in number of securities): 0
- Holding following the change (share capital): 0%
- Holding following the change (voting rights): 0%
- Fully diluted holding following the change (share capital): 0%
- Fully diluted holding following the change (voting rights): 0%

Date and time at which the corporation first became aware of the event or matter:
25 September 2008 at 16:20.

---

**Immediate Report No. 1**

- Name of Corporation/Surname and First Name of Holder: Nahari Zeev
- Type of Identity Number: Israeli Identity Number.
- Identity Number: 010063733
- Type of Holder: Senior Officer who is not the CEO or a Director
- The Holder is not a representative of other joint shareholders for reporting purposes.
- Citizenship/Country of Incorporation or Registration: Private Individual with Israeli Citizenship.

**1**

- Registration number of security on the Tel Aviv Stock Exchange: 604611
- Name and Category of Security: Leumi Ordinary Shares.
- Nature of the Change: Increase in number of shares following a conversion of securities.
- Date of the change: 21 September 2008
- Rate of the Transaction: 1,061 Israeli Agorot
- The shares are not dormant or convertible into dormant shares.
- Balance (in number of securities) in the last report: 157,839
- Change in number of securities: 51,249
- Current balance (in number of securities): 209,088
- Holding following the change (share capital): 0.01%
- Holding following the change (voting rights): 0.01%
- Fully diluted holding following the change (share capital): 0.01%
- Fully diluted holding following the change (voting rights): 0.01%

- Registration number of security on the Tel Aviv Stock Exchange: 6040125
- Name and Category of Security: Leumi Option 01/06.
- Nature of the Change: Decrease in convertible securities following their conversion into shares or their redemption.
- Date of the change: 21 September 2008
- Rate of the Transaction: 1,061 Israeli Agorot
- The shares are not dormant or convertible into dormant shares.
- Balance (in number of securities) in the last report: 51,249
- Change in number of securities: -51,249
- Current balance (in number of securities): 0
- Holding following the change (share capital): 0%
- Holding following the change (voting rights): 0%
- Fully diluted holding following the change (share capital): 0%
- Fully diluted holding following the change (voting rights): 0%

Date and time at which the corporation first became aware of the event or matter:
25 September 2008 at 13:10.

---

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END